January 22, 2019
Via Edgar and Overnight Delivery
Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Jay Ingram Sergio Chinos Al Pavot Ameen Hamady

	Re:	Qualtrics International Inc. Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-227892)
Ladies and Gentlemen:
Qualtrics International Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-227892), initially filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2018, as thereafter amended, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC and no securities have been issued or sold under the Registration Statement.
Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.
The Company is applying for withdrawal of the Registration Statement because the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 11, 2018, by and among the Company, SAP America, Inc., a Delaware corporation (“SAP”), and Bucknell Merger Subsidiary, Inc., a Delaware corporation. Upon consummation of the transactions contemplated by the Merger Agreement and the other agreements signed by the Company in connection therewith, the Company will become a wholly owned subsidiary of SAP.
Accordingly, the Company applies for withdrawal of the Registration Statement and requests that the SEC consent thereto. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.
The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Should you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Bradley Weber of Goodwin Procter LLP at (650) 752-3226. Thank you for your assistance.
[Signature Page Follows]

Very truly yours,

By:	/s/ Ryan Smith
Ryan Smith
Chief Executive Officer

cc:	David Faugno, Qualtrics International Inc.